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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Reports Homeland Security Activities and 5% Stock Dividend dated May 24, 2004.


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                                                                          ITEM 1


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Press Release                                Source: Magal Security Systems Ltd.

Magal Reports Homeland Security Activities and 5% Stock Dividend
Monday May 24, 8:58 am ET

YAHUD, Israel, May 24 /PRNewswire-FirstCall/ --

Magal Security Systems, Ltd. (NASDAQ NM:MAGS, TASE:MAGS) today announced that its fully owned U.S. based subsidiary, Senstar-Stellar, Inc (SSI) has recently received more than US$1 million worth of orders for various homeland security related projects.

One of the largest United States defense contractors, placed an order for Perimitrax, a buried cable intrusion detection sensor technology, and StarNet, a security monitoring and control system, valued at more than US$580,000. This order was issued under the United States Army's Integrated Base Defense Security System (IBDSS) contract.

Additionally, a U.S. based nuclear power plant has placed orders for more than US$460,000 of SSI's new generation Intelli-FIELD perimeter sensor technology.

Mr. Jacob Even-Ezra, Chairman of Magal commented, "The orders for the Nuclear power plant was a competitive bid with particular emphasis put on the ability to protect against all types of threats. This is a significant win as it demonstrates that Magal's products best meet the new requirements driven by Homeland Security initiatives that favor increased detection-field height."

Magal also announced that the Board of Directors of the company has decided to declare a stock dividend of 5% of the issued shares. The above stock dividend is additional to the cash dividend that the Company has paid to its shareholders in January 2004. The Company expects that, subject to the approval of the general shareholders meeting to be held in July 2004, the stock dividend shall be paid during August 2004.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2003 were US$59 million, with net income of US$2.4 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.




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This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.


Contacts:

Magal Security Systems, Ltd

Raya Asher, CFO
Tel: +972-3-539-1444
Fax: +972-3-536-6245
E-mail: magalssl@trendline.co.il

    Gal IR International
    Ehud Helft/Kenny Green
    Tel: +1 866 704 6710
    Int'l dial: +972 3 607 4717
    E-mail: ehud.helft@galir.com
    kenny.green@galir.com







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             MAGAL SECURITY SYSTEMS LTD.
                                                 (Registrant)



                                             By: /s/Jacob Even-Ezra
                                                 ------------------
                                                 Jacob Even-Ezra
                                                 Chairman of the Board and
                                                 Chief Executive Officer



Date:  May 24, 2004